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                               February 16, 2024

       Christopher J. Bruno
       Chief Executive Officer & President
       RSE Innovation, LLC
       446 Broadway, 2nd Floor
       New York, NY 10013

                                                        Re: RSE Innovation, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 10
                                                            Filed February 9,
2024
                                                            File No. 024-11612

       Dear Christopher J. Bruno:

                                                        We have reviewed your
amendment and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment No. 10 Filed February 9, 2024

       Management
       Responsibilities of the Asset Manager, page 77

   1. We note your revised disclosure on page 77. Please revise to disclose that pursuant to the
                                                        Asset Management
Agreement, Domain X must pre-approve any sale, transfer, or
                                                        conveyance of the
asset(s). Additionally, please revise to disclose what would happen in a scenario where RSE
wants to sell, transfer, or convey the asset(s), but Domain X does not. Finally, please
add risk factor disclosure that addresses the related risks, including an explanation of Domain
X's level of control over the asset(s) it manages and the potential risk(s) to investors.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Christopher J. Bruno
RSE Innovation, LLC
February 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher J. Bruno
                                                          Division of
Corporation Finance
Comapany NameRSE Innovation, LLC
                                                          Office of Trade &
Services
February 16, 2024 Page 2
cc:       Lori Metrock
FirstName LastName